UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
August 19, 2008
Commission File No. 000-26860
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑      Form 40-F ☐
     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____)
     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____)
     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐      No ☑
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .)

(This release should be read in conjunction with the Second Quarter Production Report released on 30 July 2008. Dollar figures refer to US dollars. Unless otherwise stated, percentage changes refer to the six months to June 2008, compared with the six months to December 2007.)
•	Net profit of $36.5 million, up 78% from $20.6 million in the six months to December 2007.

•	Revenues of $286.7 million, up 9% from the prior six months.

•	Cost of sales increased 16% from the December half to $141.1 million.

•	Operating cash flow of $41.2 million compared to $53.3 million in the prior December half year.
REPORTED NET PROFIT
•	Total production to increase to more than 850,000 ounces for the full year, from 701,000 ounces in 2007.

•	Bonikro commissioning well advanced. First gold pour scheduled for September.

•	Ore extraction to commence at Ballarat this quarter.

•	Total cash costs per ounce for the full year to be less than $400/oz from Lihir Island.
HALF YEARLY PRODUCTION

Financial Results for half-year ended 30 June 2008 Page 1 of 15

Managing Director’s Review
Lihir Gold Ltd (LGL) remains on track to increase production by more than 20% in the current year to a record 850,000 ounces, translating into a significant increase in reported profit.
The company has today announced a first half net profit of $36.5 million, which compares with a loss of $46.5 million in the June half of 2007, and is up 78% on the $20.6 million profit for the six months to December last year.
The result follows the successful merger with Equigold NL, completed in June, which brings to the LGL group the well established Mt Rawdon gold mine in Queensland, and the Bonikro operation in Ivory Coast. Bonikro is now in commissioning, with the first gold pour scheduled for September. It is forecast to produce approximately 50-60,000 ounces in the current year, while Mt Rawdon should contribute approximately 50,000 ounces, including 5,100 ounces in the first half.
In addition to the new Equigold assets, LGL’s second half production will benefit from the start of commercial gold production at Ballarat. Ore extraction is set to begin this month with mining of the first stope, and will ramp up over the remainder of the year. Ballarat is expected to produce approximately 40-50,000 ounces in 2008, with the bulk of production in the final quarter.
The LGL group’s major asset, the 23 million ounce reserve Lihir Island mine, continues to perform well, and is scheduled to produce more than 700,000 ounces this year, following output of 308,000 ounces in the first half. The expansion of the process plant to lift output to more than 1 million ounces per year continued to make good progress in the first half, and remains on budget and on schedule for completion in 2011.
By the end of this year, the LGL group will have four mines in operation, producing a total of more than 1.2 million ounces of gold per year, providing the company with diversified cashflows and strong future growth potential.

The improved profit performance reported for the first half of 2008 confirms the company’s robust financial position and reflects a range of operational enhancements implemented over the past two years.
Gold production for the half year totalled 316,000 ounces, including 6,800 ounces from Mt Rawdon and Kirkalocka. This was lower than the prior December half output of 325,000 ounces, due primarily to lower gold grades and planned plant maintenance shutdowns at the Lihir Island operation.
Lihir Island production, at 308,000 ounces, was in line with budget for the half. Process plant throughput was at record levels in the half, despite a 17 day total plant shutdown for scheduled maintenance in the first quarter. A total of 2.9 million tonnes of ore was milled, up from 2.6 million tonnes in the prior December half.
RISING MILL THROUGHPUTS
Autoclave throughput totalled 2.24 million tonnes, in line with the preceding six months, but gold grade, at 4.8 grams per tonne, was down from 5.3 grams previously.
Second half production will be significantly higher due to increased gold grades, and because the plant will be in operation for the full period.
The key features of the financial results were as follows:
•	Revenues for the half, at $286.7 million, rose 9% from the preceding December half due mainly to an increase in the average realised cash gold price, which rose by 24% to $912/oz.

•	Mine cost of sales, before depreciation and amortisation, was up 16% on the December half at $141.1 million. The increase was mainly due to rising fuel prices, increased blasting costs and higher maintenance expenses. Adverse exchange rate movements also added approximately $6.0 million to costs in the half.

•	Mine EBITDA, at $145.6 million, was up 3% from December. After depreciation and amortisation, group overheads, exploration and evaluation, non-cash hedging losses and other expenses this translated into a pre-tax profit of $55.6 million, which was up 89%.

•	Capital expenditure totalled approximately $118 million, including $54 million at Ballarat and $62 million at Lihir Island in the half.
The second half of the year promises to be an exciting period for the company, with the start of production at Bonikro and at Ballarat.
The half-year has started strongly from a production perspective, with the Lihir operation performing in line with plan.
For the full year, total material movements at Lihir Island are expected to be approximately 55 million tonnes, and autoclave feed is expected to total around 4.5-5.0 million tonnes at grades in excess of 5.5g/t.
Total cash costs for the Lihir Island operation are expected to be less than $400 per ounce.
At Ballarat, mine development remains on schedule for commercial production to commence in the final quarter. In the early stages of production, gold grades at Ballarat are expected to average around 6-8 grams per tonne, as lower grade ores are fed to the mill to utilize spare capacity, and as low grade zones in the central area of the mine are

Financial Results for half-year ended 30 June 2008 Page 3 of 15 accessed in advance of the higher grade ore bodies at the southern and northern areas. Total cash costs for the Ballarat operation therefore will be higher in the early stages of the operation, but once the operation reaches full production in future years, total cash costs are expected to be approximately $400/oz.
At Mt Rawdon, total cash costs for the June half of 2008, as calculated in accordance with LGL reporting policies, totalled $426/oz, which was higher than the prior December half primarily due to lower production. Cash costs at Mt Rawdon in the current half are expected to increase in line with the industry due to rising input prices.
At Bonikro, costs in the current half are estimated to be approximately $350/oz, with production forecast at more than 50,000 ounces.
The December half has started with significant volatility in the gold price. However, conditions in the gold sector and in the global economy in general remain conducive to a firm gold price. Gold demand continues to trend higher and supply remains under pressure due to lack of new discoveries and rising production costs. The outlook for global inflation remains uncertain.
While the gold price has eased to around the $800 mark, we have simultaneously seen reductions in oil prices and a strengthening in the US dollar, which should help to alleviate cost pressures and sustain margins.
For the full year, I remain confident of reporting a solid improvement in operating cash flows and net profit after tax.
I look forward to reporting good progress in the development of our projects and lifting returns for shareholders.

ARTHUR HOOD

Managing Director

Financial Statements
INCOME STATEMENT

	Half year	Half year	Half year	Half year
	ended	ended	ended	June 08 v
	30 June 2008	31 Dec 2007	30 June 2007	Dec 07
	US$m	US$m	US$m	%

Revenue
Gold sales	282.0	259.0	234.1	9
Certified emission reduction certificate credits	4.5	4.0	1.2	15

Other revenue	0.2	0.1	—	174

Total revenue	286.7	263.1	235.3	9

Cost of sales
Operating costs	(203.8)	(165.9)	(140.0)	23
Royalties, levies & production taxes	(6.8)	(7.4)	(5.8)	(7)
Deferred mining costs	25.4	42.8	27.2	(41)

Changes in inventories	48.0	11.8	29.4	307
Foreign exchange loss	(3.9)	(2.8)	(0.2)	37

Total cost of sales	(141.1)	(121.5)	(89.4)	16

Mine EBITDA	145.6	141.6	145.9	3

Depreciation & amortisation	(28.9)	(30.0)	(20.4)	(4)

Gross profit from mining activities	116.7	111.6	125.5	5
Corporate expense	(13.6)	(13.9)	(11.4)	(2)
Project studies	(2.2)	(6.2)	(1.3)	(65)
Exploration expense	(4.2)	(5.5)	(2.9)	(24)

Operating profit before other income/ (expense)	96.7	86.0	109.9	12

Other income/(expense):

Hedging loss
Cash hedging loss	—	—	(21.4)	n/a
Non cash hedging loss	(43.6)	(49.9)	(25.9)	(12)

	(43.6)	(49.9)	(47.3)	(12)

Other income/(expense)
Other income	0.2	—	—	n/a
Fixed asset disposal loss	(0.5)	(12.7)	(1.1)	(96)

Total other income / (expense)	(0.3)	(12.7)	(1.1)	(98)

Financial income
Interest income	2.9	5.1	4.6	(42)
Gold lease rate fees	—	—	0.3	n/a
Other	0.2	0.8	0.1	(74)

Total financial income	3.1	5.9	5.0	(47)

Financial expenses

Loss on repayment of gold loan	—	—	(117.9)	n/a

Foreign exchange loss	—	—	(5.8)	n/a
Interest expense on debt facilities	—	—	(4.8)	n/a
Other interest & financing	(0.3)	0.1	(3.2)	(300)

Total financial expenses	(0.3)	0.1	(131.7)	(300)

Profit / (loss) before tax	55.6	29.4	(65.2)	89

Income tax benefit / (expense)	(19.1)	(8.8)	18.7	117

Net Profit / (loss) after tax	36.5	20.6	(46.5)	78

Note: For comparative purposes, the half year ended 30 June 2007 has been restated to reflect an accounting adjustment attributing a higher proportion of mine site general and administration costs to stockpiled ore. In addition, the financial results for the half-year ended 31 December 2007, released on 22 February 2008, understated profit by $5.8 million due to incorrect duplication of a foreign exchange loss expense. The 31 December 2007 half has also been restated to reflect an adjustment arising upon finalisation of the Ballarat PPA accounting during the half, which increased income tax expense by 1.8 million.
Financial Results for half-year ended 30 June 2008 Page 5 of 15

Discussion and analysis of the Income Statement
Revenue for the half was a record at $286.7 million, which was up 9% over the prior December half. Gold sales totalled 308,743 ounces, including 300,212 ounces from Lihir Island, 1,392 pre-production ounces from Ballarat, and 7,139 ounces held in inventory upon completion of the merger with Equigold for operations at Mt Rawdon and Kirkalocka.
Total gold sales were down from 351,000 ounces in the second half of 2007, but the lower volume was offset by a significant increase in the gold price. Lihir Island gold sales averaged $912/oz in the half, which was up 24%.
LIHIR ISLAND OPERATIONS

					Change
		First	Second	First	1H 2008
		Half	Half	Half	from
		2008	2007	2007	2H 2007

Revenue
Gold sold	oz	300,212	350,210	357,129	(14%)
Cash price realised[1]	$/oz	912	737	597	24%

Note 1:	Calculation of 2007 cash realised price per ounce includes deliveries into hedges in the first half. These hedge deliveries resulted in a cash hedging loss of $21.4 million.
The sale of certified emission reduction certificates added $4.5 million to revenues in the half, compared with $4 million in the preceding half.
Mine operating costs increased 23% to $203.8 million for the half year reflecting cost pressures being experienced across the mining industry. Rising oil prices led to significantly increased costs in the half year, and the weakening of the US dollar added approximately $6 million to expenses.
For the Lihir Island operation, gross cash costs rose by 20% to $200 million.

LIHIR ISLAND OPERATIONS

						Change
			First	Second	First	1H 2008
			Half	Half	Half	from
			2008	2007	2007	2H 2007

Gross cash costs
Mining expenses	$	m	87.0	70.9	62.3	23%
Processing expenses	$	m	42.0	31.4	27.9	34%
Power generation costs	$	m	18.1	14.7	14.0	23%
Site G&A, royalties, refining	$	m	57.0	52.7	40.5	8%
CER’s & silver credits[1]	$	m	(4.5)	(3.0)	(2.3)	49%

Gross cash costs	$	m	199.7	166.7	142.4	20%

Gross cash costs[1]	$	/oz	648	514	379	26%
Total cash costs[1]	$	/oz	437	348	257	26%

Note 1:	Prior released unit costs have been adjusted to reflect the inclusion of by-product credits for silver, certified emission reduction certificate credits and production levy introduced in 2007
The increase in mining expenses was due largely to rising fuel prices. The average diesel price was up 30% on the prior half year, adding more than $5 million to costs. Blasting costs were also significantly higher due to increased powder factors and rising freight costs, and maintenance expenses rose due to additional work on the shovel and truck fleets and barge wharves.
Processing costs increased 34% due to higher maintenance costs in the half, associated with the major plant shut-down in the first quarter. Additional maintenance costs also were incurred on the crusher and conveyors, and higher haulage costs to the mills during conveyor downtime. Rising prices also were experienced in reagents, flocculants and lime compared with the preceding December half.
Higher prices for heavy fuel oil, increased steam well maintenance and turbine rotor replacements led to higher power generation costs.
Total cost deferrals of $73 million in the half included $8 million from Equigold bullion on hand and a build-up in stockpiles at Lihir Island due to higher ore production at higher mining costs.
Total cost of sales included $8 million for Equigold operations for the sale of inventory on hand at the merger completion date. The inventory on hand at the date of the merger was fair valued, resulting in inventory being sold at its fair value before 30 June 2008.
Although the LGL hedge book was closed out during 2007, hedge accounting requires the profit or loss on those hedge contracts to be brought to account at original designation dates. Accordingly, the current period hedging loss includes $44.0 million of pre-tax non-cash hedging losses. Future periods will continue to report non-cash hedging losses in line with the original designation dates of the closed hedges. The following table provides a summary of the non-cash hedging losses to be booked in future periods relating to the LGL hedge book closed out during 2007:

	Gross pre-tax		Net post-tax
	non-cash		non-cash
Designation	hedging loss	Tax effect	hedging loss
Year	$m	$m	$m

2008 H2	32.7	(9.8)	22.9
2009	102.3	(30.7)	71.6
2010	81.9	(24.6)	57.3
2011	44.2	(13.2)	31.0
2012	5.8	(1.7)	4.1
2013	6.0	(1.8)	4.2

	272.9	(81.8)	191.1
Prior to the date of acquisition, Equigold NL partially closed out its hedge book. The closure covered 151,980 ounces of sold call options with strike prices of A$700/oz that were due to expire between December 2010 and December 2012, together with lease rate swap contracts.

Financial Results for half-year ended 30 June 2008 Page 7 of 15

The closure was completed by Equigold on 6 June 2008 at a spot price of A$918/oz. This transaction reduced Equigold’s gold hedge book to 146,624 ounces of gold sold forward at A$600/oz for delivery on a quarterly basis until September 2010. The following table provides a summary of the gold forward and spot deferred contracts in place at 30 June 2008:

Contract	Designation		A$ per
type	year	Ounces	ounce

Spot deferred	2008 H2	15,488	600
Fixed forward	2008 H2	30,678	600
Fixed forward	2009	58,976	600
Fixed forward	2010	41,482	600

		146,624
LGL acquired the Equigold hedge book at a spot price of A$939/oz at the merger completion date of June 17. In future periods, the impact on the Income Statement will be determined by the difference between the spot price at the time of delivery and the A$939/oz price at the merger completion date.
Income tax expense in the period was $19.1 million. In cash terms, no tax has been paid in 2008, however, based on current forecasts, LGL is expected to become liable to pay tax from late 2009.

STATEMENT OF FINANCIAL POSITION

	As at 30 June 2008	As at 31 Dec 2007*
	US$m	US$m

ASSETS
Current assets
Cash and cash equivalents	63.0	174.2
Receivables	19.2	14.9
Inventories	124.8	102.8
Income tax receivable	5.4	—
Other current assets	9.8	2.3

Total current assets	222.2	294.2
Non-current assets
Receivables	0.3	0.4
Inventories	215.6	169.1
Deferred mining costs	247.2	218.3
Property, plant & equipment	2,386.9	1,425.0
Intangible assets	101.3	93.5
Available for sale financial asset	8.8	2.5
Deferred income tax asset	62.4	92.1

Total non-current assets	3,022.5	2,000.9

Total assets	3,244.7	2,295.1

LIABILITIES
Current liabilities
Accounts payable & accrued liabilities	91.4	64.0
Provisions	20.6	13.5
Borrowings and finance facilities	0.3	0.3
Derivative financial instruments	28.8	—
Income tax payable	0.1	—

Total current liabilities	141.2	77.8
Non-current liabilities
Provisions	23.5	15.2
Borrowings and finance facilities	0.6	0.7
Derivative financial instruments	29.5	—
Deferred income tax liability	21.2	42.1

Total non-current liabilities	74.8	58.0

Total liabilities	216.0	135.8

NET ASSETS	3,028.7	2,159.3

EQUITY
Share capital	3,080.9	2,319.7
Reserves	(98.3)	(170.0)
Retained earnings	46.1	9.6

Total equity attributable to equity holders of the company	3,028.7	2,159.3

Minority interests	—	—

Total equity	3,028.7	2,159.3

*	During the half-year the company finalized the business combination accounting for Ballarat Goldfields Pty Ltd. Additional tax losses were identified, resulting in a restatement of deferred tax assets and liabilities, development properties and goodwill.
Financial Results for half-year ended 30 June 2008 Page 9 of 15

Discussion and analysis of the Statement of Financial Position
The Consolidated Entity’s net assets and total shareholders equity increased during the half-year by $869.4 million or 40.0%. Of this, $756.0 million arose upon the issue of equity in relation to the merger with Equigold and thus the value of Equigold’s net assets at acquisition date. In addition to the increase arising from the operating profit, exchange rate movements favourably affected the translation of the group’s net assets held by foreign subsidiaries.
Following the merger with Equigold NL, minority interests are held in Equigold Mines Cote d’Ivoire SA (15%) and Equigold Cote d’Ivoire SA (5%). As at 30 June 2008 an assessment as to the minority interest of the fair value of the net assets and liabilities of these entities, acquired as part of the Equigold merger, has yet to be made.

STATEMENT OF CASH FLOWS

	Half year	Half year	Half year	Half year
	ended	ended	ended	June 08 v
	30 June 2008	31 Dec 2007	30 June 2007	Dec 07
	US$m	US$m	US$m	%

Cash flows from operating activities
Receipts from customers	285.1	261.6	210.8	9.0
Payments arising from operating activities	(243.9)	(208.3)	(157.6)	17.1

Cash generated from operations	41.2	53.3	53.2	(22.7)

Interest and finance charges	(0.1)	—	(8.0)	n/a

Net cash generated from operating activities	41.1	53.3	45.2	(22.9)

Cash flows from investing activities
Interest received	2.8	5.1	4.6	(45.7)
Purchase of property, plant and equipment	(117.6)	(98.6)	(108.1)	19.3
Payment for investments	—	(1.2)	—	(100.0)
Proceeds on disposal of PPE	9.8	—	—	n/a
Acquisition of subsidiary net of cash acquired	—	(0.4)	20.0	(100.0)

Net cash flow from investing activities	(105.0)	(95.1)	(83.5)	10.4

Cash flows from financing activities
Drawdown of secured debt	—	—	22.4	n/a
Repayment of secured debt	—	—	(88.0)	n/a
Repayment of gold loan	—	—	(333.4)	n/a
Repayment of other finance facilities	(0.2)	(0.2)	—	(8.5)
Proceeds of equity issue	—	—	989.0	n/a
Underwriting expenses	—	0.6	(12.2)	(100.0)
Advance to subsidiary pre acquisition	(49.7)	—	—	n/a
Purchase of gold to close out hedge book	—	—	(648.4)	n/a
Receipt on close out of hedge book	—	(0.1)	280.0	(100.0)
Payment for treasury shares	—	(1.3)	—	(100.0)

Net cash flow from financing activities	(49.9)	(1.0)	209.4	4,891.6

Net increase / (decrease) in cash held	(113.8)	(42.8)	171.1	166.1
Cash and cash equivalents at the beginning of year	174.2	218.1	47.0	(20.1)
Effects of exchange rates to changes in cash held	2.6	(1.1)	—	(339.1)

Cash and cash equivalents at end of period	63.0	174.2	218.1	(243.7)

Discussion and analysis of the Statement of Cash Flows
Cash on hand at the end of the half totalled $63 million.
Cash balances decreased by $113.8 million during the half year due mainly to capital expenditure and a pre-acquisition advance of $49.7 million to Equigold to partially close out its hedge book prior to the merger.
Net cash used in investing activities totalled $105.0 million. The major areas of capital expenditure during the half year included:
•	Ballarat operation infrastructure and development expenditure of $54 million

•	Bonikro operation infrastructure and development expenditure of $1.3 million

•	Lihir Island Million Ounce Project Upgrade of $14 million

•	Lihir Island sustaining capital $48 million

Financial Results for half-year ended 30 June 2008 Page 11 of 15

Divisional Production Data
     LIHIR ISLAND

					Change
		First	Second	First	1H 2008
		Half	Half	Half	from
		2008	2007	2007	2H 2007

Mining
High grade ore mined	kt	2,282	2,652	3,459	(14%)
Economic grade ore mined	kt	4,243	1,524	2,857	178%
Material moved	kt	25,575	27,778	30,482	(8%)

Processing
Ore milled	kt	2,891	2,565	2,252	13%
Autoclave feed	kt	2,242	2,269	2,317	(1%)
Autoclave grade	g Au/t	5.05	5.27	5.75	(4%)
Recovery	%	81.5	81.8	90.4	0%
Gold poured	oz	308,219	324,481	375,730	(5%)
MT RAWDON

				Change
		First	Second	1H 2008
		Half	Half	from
		2008	2007	2H 2007

Mining
Ore mined	kt	1,752	1,696	3

Processing
Ore milled	kt	1,752	1,751	0
Grade	g/t	1.08	1.20	-10
Recovery	%	89.3	91.0	-2
Gold poured	oz	54,496	61,462	-11

Costs[1]
Gross cash cost	$/oz	432	350	23
Total cash costs	$/oz	426	316	35
Note 1: Mt Rawdon costs have been restated to align with the LGL group definition of unit costs. The LGL policy for accounting for deferred mining has been applied resulting in costs that were previously capitalized under Equigold NL’s accounting policy now being included as deferred mining costs. Cash costs have also been increased to include royalties and production levies. Unit costs have been translated to US$ at exchange rates prevailing during the period.

The Kirkalocka operation has ceased milling as at August 14, with final gold production expected during the current quarter. Total production for Kirkalocka in the current half is estimated to be approximately 8,000 ounces.
LGL merger with Equigold NL
Effective 17 June 2008 the group acquired 100% of Equigold NL. Under the scheme of arrangement for the merger, Equigold shareholders received 33 shares in the company for every 25 Equigold shares held resulting in the company issuing 280.4 million LGL shares valued at A$2.87 per share at a rate of US$0.9394 per A$1. Together with merger costs of $4.6 million the total purchase consideration was $760.6 million.
The company has appointed an independent valuer who, during the 12 month period from acquisition date, will assess the final fair value of identifiable net assets and liabilities of Equigold. The independent valuation will determine the final allocation of value across property, plant and equipment, intangible assets including goodwill, deferred tax assets and liabilities and other assets and liabilities, as well as a determination of the relevant minority interests in these assets and liabilities.
Where an allocation is made to depreciable assets depreciation or amortization will be charged over the life of the asset. Where an allocation of value is made to goodwill, indefinite life intangible assets and intangible assets not yet ready for use, the group must test these assets for impairment at each reporting date regardless of whether an indicator of impairment exists. Where the carrying value of an asset exceeds its recoverable value an impairment loss is recognized through the Income Statement.

Financial Results for half-year ended 30 June 2008 Page 13 of 15

Further Information
CONTACT FOR INVESTOR INFORMATION:
Joe Dowling
GM Corporate Affairs
Tel: +61 7 3318 3308
Mobile: +61 421 587 755
Email: joe.dowling@lglgold.com
Joel Forwood
Manager Investor Relations
Tel: +61 7 3318 3331
Mobile: +61 438 576 879
Email: joel.forwood@lglgold.com
Web site: www.LGLgold.com
SHAREHOLDER ENQUIRIES:
Queries related to share registry matters should be directed to:
Computershare Investor Services
Level 19, 307 Queen Street
Brisbane, Queensland 4000
Tel: 1300 552 270 or +61 7 3237 2100
Fax: +61 7 3237 2152
Web site: www.computershare.com
Email: taylor.fam@computershare.com.au
ADR DEPOSITARY:
The Bank of New York
Depositary Receipts Divison
101 Barclay St, 22nd Floor
New York, New York 10286 USA
Tel: +1 212 815 3700
Fax: +1 212 571 3050
Web site: www.adrbny.com
PRINCIPAL OFFICE
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
CORPORATE OFFICE
Level 9, 500 Queen St
Brisbane, Australia
STOCK EXCHANGE LISTINGS
Australian Stock Exchange (LGL)
NASDAQ National Market (LIHR)
Port Moresby Stock Exchange (LGL)
Toronto Stock Exchange (LGG)
ISSUED CAPITAL
The current ordinary issued capital of the company is:
•	2,187,601,047 listed ordinary shares

•	585,984 listed restricted executive shares, and

•	161,527,405 B class shares
DIRECTORS
Ross Garnaut – Chairman
Arthur Hood – Managing Director
Bruce Brook
Peter Cassidy
Mike Etheridge
Winifred Kamit
Geoff Loudon
Alister Maitland
GROUP SECRETARY
Stuart MacKenzie

Financial Results for half-year ended 30 June 2008 Page 14 of 15

FORWARD LOOKING STATEMENTS
This document may contain certain forward-looking statements, including but not limited to (i) estimated reserves, (ii) anticipated production profiles and characteristics, (iii) expected capital requirements, (iv) forecast cost profiles or (iv) plans, strategies and objectives of management. Such forward looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Lihir Gold Limited (“LGL”), which may cause actual results to differ materially from those contained in this announcement. Important factors that could cause actual results to materially differ from the forward looking statements in this presentation include but are not limited to the market price of gold, anticipated ore grades, tonnage, recovery rates, production and equipment operating costs, the impact of foreign currency exchange rates on cost inputs and the activities of governmental authorities in Papua New Guinea and elsewhere, as set forth more fully under the caption “Risk Factors” in LGL’s most recent Annual Report on Form 20-F, which has been filed with the US Securities and Exchange Commission (“SEC”).
Gold reserve and resource estimates are expressions of judgement based on knowledge, experience and industry practice, and may require revision based on actual production experience. Such estimates are necessarily imprecise and depend to some extent on statistical inferences and other assumptions, such as gold prices, cut-off grades and operating costs, which may prove to be inaccurate. LGL’s wholly owned subsidiary Ballarat Goldfields Pty Ltd does not have any ore reserves and the level of its estimated mineral resources and exploration potential are necessarily imprecise and may prove to be inaccurate. Accordingly, no assurance can be given that the indicated amount of gold will be recovered or at the rates estimated.
LGL can therefore give no assurances that any of the estimates, production profiles, capital, cost profiles and plans will not materially differ from the statements contained in this release and their inclusion in this document should not be regarded as a representation by any person that they will be achieved.
The foregoing material is a presentation of general background information about LGL’s activities as of the date of the presentation. It is information given in a summary form and does not purport to be complete. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice when deciding if an investment is appropriate.
Some of the information contained in this document includes certain un-audited non-GAAP (where GAAP means “generally accepted accounting principles”) measures, such as “cash costs”. Such unaudited non-GAAP measures are intended to provide information about the cash generating capacity and performance of LGL’s mining operations. In particular, cash costs is a measure that is used in the gold mining industry and was developed in conjunction with gold mining companies associated with the Gold Institute in an effort to provide a level of comparability. However, LGL’s measures may not be comparable to similarly titled measures of other companies.
Management uses this measure for the same purpose when monitoring and evaluating the performance of LGL. This information differs from measures of performance determined in accordance with GAAP and should not be considered in isolation or as a substitute for measures of performance determined in accordance with GAAP.
COMPETENT PERSON
The information in this report that relates to Exploration Results, Mineral Resources or Ore Reserves at LGL is based on information compiled by Roy Kidd and Charles Carnie who are members of the Australian Institute of Geoscientists. Roy Kidd is a full time employee of Lihir Services Australia Pty Ltd (LSA) in the role of Principal Geologist. LSA provides services to LGL pursuant to a Managed Services Agreement. Roy Kidd has sufficient experience which is relevant to the style of mineralisation and the type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves”.
Roy Kidd consents to the inclusion in the report of the matters based on their information in the form and context in which it appears.
Charles Carnie is a full time employee of Ballarat Goldfields Pty Ltd in the role of Geology Manager for the company. Charles Carnie has sufficient experience, which is relevant to the style of mineralisation and the type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves”. Charles Carnie consents to the inclusion in the report of the matters based on their information in the form and context in which it appears.
This report is to be read in accordance with and subject to LGL’s most recently filed updated reserves and resources statement available from LGL’s website www.lglgold.com or on the company announcements page of the ASX www.asx.com.au.
NOTE TO U.S. INVESTORS
Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. LGL uses certain terms on this website, such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in LGL’s most recent Form 20-F, which may be secured from LGL, or from the SEC’s website at www.sec.gov/edgar.shtml.
NOTE TO CANADIAN INVESTORS
Canadian Investors – for further information in relation to the calculation of reserves and resources with respect to LGL’s Lihir operation, please refer to the Lihir Gold Limited (TSX:LGG) Technical Report (NI 43-101) dated 18 September 2007 available on SEDAR (www.sedar.com).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LIHIR GOLD LIMITED

By:	/s/ Stuart MacKenzie

Name	Stuart MacKenzie
Title:	Group Secretary & General Counsel

Date: August 19, 2008